Exhibit 99.1

NEWS RELEASE
May 5th, 2017
Trading Symbols:
TSX: AMM, NYSE MKT: AAU
www.almadenminerals.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

ALMADEN MINERALS LTD. ANNOUNCES $15 MILLION BOUGHT DEAL PRIVATE PLACEMENT

Vancouver, B.C. Almaden Minerals Ltd. (“Almaden” or the “Company”; TSX: AMM; NYSE MKT: AAU) is pleased to announce that it has entered into an agreement with Sprott Capital Partners and Cormark Securities Inc. to act as co-lead underwriters (the “Co-Lead Underwriters”), on their own behalf and, if applicable, on behalf of a syndicate of underwriters (collectively with the Co-Lead Underwriters, the “Underwriters”), pursuant to which the Underwriters will arrange for substituted purchasers to purchase, on a bought deal private placement basis, 8,572,000 units (“Units”) at $1.75 per Unit to raise gross proceeds of $15,001,000 (the “Offering”).  The Underwriters will also have the option (the “Underwriters’ Option”) to purchase from Almaden up to an additional 1,285,800 Units for additional gross proceeds of $2,250,150.

Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be transferable and will entitle the holder to acquire one Common Share (a “Warrant Share”) for three years from the date of closing of the Offering at a price of $2.45 per Warrant Share.

The Offering will take place by way of a private placement to qualified investors in such provinces of Canada as the Underwriters may designate, and otherwise in those jurisdictions where the Offering can lawfully be made.  All securities issued under the Offering will be subject to a four month hold period from the date of issue in accordance with applicable securities laws in Canada, and potentially additional restrictions under the laws of other jurisdictions in which the Offering may be made. Closing of the Offering is subject to satisfaction of certain conditions including receipt of applicable regulatory approvals including approval of the TSX and NYSE MKT.

In connection with the Offering, the Underwriters will be entitled to a cash fee in an amount equal to 6.0% of the gross proceeds of the Offering, to be paid at closing. As additional consideration, the Company will grant to the Underwriters non-transferable common share purchase warrants (the “Broker Warrants”) entitling the Underwriters to purchase that number of Common Shares as is equal to 3.0% of the aggregate number of Units sold in the Offering. Subject to regulatory approval, each Broker Warrant will be exercisable to acquire one Common Share at a price equal to $1.90 for a period of 24 months after the closing of the Offering.

The gross proceeds received by the Company from the sale of the Units are intended to be used to  advance the Tuligtic Project through continued engineering, permitting activities and exploration drilling, as well as for general corporate and working capital purposes.

The Offering is scheduled to close on or about June 1, 2017 or such other date or dates as the Company and the Underwriters may agree.

About Almaden
Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF ANY OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL, INCLUDING ANY OF THE SECURITIES IN THE UNITED STATES OF AMERICA. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE 1933 ACT) UNLESS REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES